VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Sharon Blume, Assistant Chief Accountant

Re: BankUnited, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 001-35039

Dear Ms. Blume:

On behalf of BankUnited, Inc. (the “Company”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 31, 2013, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on February 25, 2013 (the “10-K”).

For the Staff’s convenience, the Staff’s comment has been reproduced below in italics, with the response to a particular bullet set out immediately under the bullet. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Staff’s comment letter. Capitalized terms used but not defined herein have the meanings given to them in the 10-K. Specifically, the terms “ACI loans” and “ACI pools” refer to loans or pools of loans acquired with evidence of deterioration of credit quality since origination as defined in ASC 310-30.

Form 10-K for Fiscal Period Ended December 31, 2012

Note 5. Loans and Allowance for Loan and Lease Losses, page F-39

1.  Please refer to your response to comment 2 of our May 3, 2013 letter and address the following:

•
Tell us in more detail why you believe analogy to ASC 310-30-35-2 is appropriate since it appears to speak to interest income recognition on loans held in portfolio. Also, tell us what other authoritative literature you considered in determining how to account for the proceeds from the sale of these loans, including ASC 860-20.

Response:

Authoritative guidance specific to the accounting for ACI loans is embodied in ASC 310-30. The Company has adopted accounting policies based on the provisions of ASC 310-30 that apply a consistent, rational approach to recording the disposal of ACI loans, either through payment in full, transfer to other real estate owned or sale.

Application of the Company’s accounting policies results in the classification of (i) proceeds in excess of carrying value that represent the realization of accretable yield or expected cash flows as interest income and (ii) amounts representing the release of non-accretable difference, or amounts in excess of or less than expected cash flows, as non-interest income.

In accordance with ASC 310-30-40-1, which provides that the integrity of a pool of ACI loans shall be maintained once assembled and loans shall be removed from a pool only if the loans are sold, foreclosed, or assets are otherwise received in satisfaction of the loan, loans ultimately sold from the Company’s ACI loan pools, including the zero balance pool, are considered held in portfolio until such time as they are sold.

The specific reference in ASC 310-30-35-2 cited in the Company’s original response requires the accretion of expected cash flows as interest income on a level-yield basis over the life of a loan or pool of loans; there is no specific guidance in the ASC as to classification of expected cash flows realized on a pool whose carrying value has been reduced to zero. The Company believes it is more consistent with the provisions of ASC 310-30 and therefore more representationally faithful to categorize the receipt of expected cash flows, or accretable yield, realized from a pool whose carrying value was reduced to zero primarily as a result of acceleration in the timing of receipt of cash flows in the same manner as income related to expected cash flows from pools with remaining carrying values. The Company believes this income is appropriately characterized as interest income (i.e., recognition of accretable yield) rather than as a gain or loss, or non-interest income. Use of different classifications based on the source of cash flows (i.e., cash payments received from the borrower versus cash proceeds from sale to a third party) is considered less consistent with the guidance in ASC 310-30. By way of further illustration, if the carrying value of the pool had been reduced to a de-minimis amount rather than to zero, expected cash flows from disposition of loans in the pool by sale would have been reflected in interest income prior to the sale of the loans through accretion.

The Company also considered the consistency of its accounting policy with those adopted by other institutions.  The other accounting policy disclosures the Company reviewed related to the classification of proceeds from ACI loan pools with carrying values of zero indicated that proceeds were recorded as interest income.

The relevant portions of ASC 860-20 require a transferor of financial assets to derecognize the assets transferred, to recognize at fair value the assets obtained and liabilities incurred in the transfer, consisting, in this instance, of cash, and to recognize in earnings any gain or loss on the sale. The relevant presentation and disclosure guidance in ASC 860-20 requires that the aggregate amount of gains or losses be presented separately in the financial statements or disclosed in the notes to the financial statements. As discussed above, the Company believes the income generated from this transaction, representing the receipt of expected cash flows, is appropriately characterized as interest income or realization of accretable yield rather than within non-interest income as a gain. The guidance in ASC 860-20 was taken into consideration in the determination of disclosures, including the separate disclosure of the amount of proceeds received from sale of loans from the zero balance pool.

•	We note that it appears you have sold loans from several pools. Tell us whether the loans sold constituted the entire pool(s) or if the loans were pulled from the pool(s) for sale.

Response:

Loans were pulled from pools for sale.  No entire pools of loans were sold, nor is there a current intention on the part of the Company to sell any entire pools.  Individual loans were identified for sale based on characteristics of the loans given market factors in existence at the time of sale. In accordance with the requirement of ASC 310-30-40-1, once assembled, the integrity of each pool has been maintained and loans were not removed from the pools until they were sold.

•	For loans sold from other pools, tell us how you accounted for the proceeds from the sales.

Response:

In contrast to the sale of loans from the zero carrying value pool, with respect to loans sold from other ACI pools, the excess of expected cash flows, inclusive of estimated proceeds from sales, over the carrying amount had been accreted to interest income prior to sale.  Loans sold from those pools were removed from the pools at their carrying amounts in accordance with ASC 310-30-40-2, with the difference between the sales proceeds and relative carrying amount representing a release of non-accretable difference, or cash flows in excess of or less than the amount expected, rather than realization of accretable yield; therefore, the difference between the sales proceeds and relative carrying amount was recorded in non-interest income.

Authoritative guidance related to accounting for ACI loans is silent on the subject of the classification of income generated from the final resolution, whether by sale of the loan, settlement with the borrower or foreclosure, of ACI loans accounted for in pools.  The Company reviewed various public company disclosures and notes diversity in practice with respect to the classification of income generated from such resolutions. The Company notes the following disclosures related to classification of income from the resolution, via payment by the borrower, sale of the loans or foreclosure, of ACI loans accounted for in pools:

•	Classification of the entire difference between the relative carrying amount of the loans and the proceeds received as interest income.
•	Classification of the entire difference between the relative carrying amount of the loans and the proceeds received as non-interest income.
•	Classification of the amount related to realization of accretable yield as interest income and the release of non-accretable difference as non-interest income.
•	An accounting policy which assumes that proceeds always equal the carrying amount of loans accounted for in pools.

•
For loans that were pulled from pools and sold, tell us how the sale affected the percentage yield calculation used to recognize accretable yield on the pool of loans subsequent to the sale. Refer to ASC 310-30-35-15.

Response:

For pools with a carrying amount in excess of zero, loans are removed from pools at their relative carrying amounts such that, in accordance with ASC 310-30-35-15, the percentage yield used to recognize accretable yield is not impacted by the loan sale.

The Company’s cash flow forecasting model includes assumptions about future loan sales.  Changes in those assumptions and changes in future cash flow expectations resulting from results of previous loan sales as well as from other factors are addressed by the Company’s ongoing estimates of expected cash flows which are updated quarterly in accordance with ASC 310-30-35-10.

As discussed in responses to the specific questions above, the Company recognizes that guidance in ASC 310-30 regarding the accounting treatment of certain aspects of day 2 transactions in ACI loans is not specific and there is diversity in practice related to how such transactions have been accounted for and presented.  Therefore, the Company has applied its accounting policy elections consistently and fully disclosed its accounting policy elections with respect to these transactions as well as the monetary impact of specific transactions on various financial statement line items so the reader can clearly ascertain their impact.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:      Leslie Lunak, Chief Financial Officer, BankUnited, Inc.